

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2013

Via E-mail
Mark Glassy, Ph.D.
Chief Executive Officer
Nascent Biotech Inc.
8400 Miramar Road, Suite 247
San Diego, CA 92126

> **Re: Nascent Biotech Inc.**
> **Registration Statement on Form 10-12(g)**
> **Filed October 28, 2014**
> **File No. 000-55299**

Dear Dr. Glassy:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement prior to effectiveness and resubmit a new registration statement when you have revised your document.

2. Please file the Exchange Agreement with Nascent Biologics, Inc. and any other agreements related to your reorganization as exhibits to your Form 10. We may have further comment upon examination of these exhibits. You should also disclose all material terms of the Exchange Agreement in your business section.

Organization, page 3

Please expand the discussion to provide a general discussion of the development of the business of Nascent Biologics for at least the past five years. Information for earlier periods should be provided if material to an understanding of the general development of your business. See Item 101(a)(1) of Regulation S-K.

Item 1. Business
Business, page 4

3. You disclose on this page that you "own the rights" to two drug candidates, pritumumab and KK-1. Your disclosure subsequently indicates, however, that you *license* the rights to pritumumab. Please note that if rights to the product candidates are subject to a license granted by another party, you should not characterize them as owned by you. Please revise your disclosure accordingly.

4. Please file the agreement relating to the license of pritumumab and disclose all material provisions of the agreement in this section. To the extent applicable, you should disclose the following specific provisions:

   - the nature and scope of the license;
   - the duration or term of the license and the provisions governing termination;
   - the royalty rate associated with the license, within a range of 10% (e.g., low single digits, low twenties, etc.);
   - the aggregate potential milestone payments you may be required to pay under the agreement; and
   - all other material rights and obligations of both parties to the agreement.

5. You disclose that pritumumab "has been validated in 249 human brain cancer patients in the nation of Japan." Please clarify what you mean by "validated" in your disclosure. Please also briefly discuss the design and goals of the Japanese studies in which pritumumab was evaluated in 249 human brain cancer patients.

6. Please expand the discussion to state the period of time over which the validation occurred. In addition, please indicate whether and when pritumumab was approved for sale in Japan.

7. Please clarify whether you or third parties conducted all of the pre-clinical and clinical studies of pritumumab to date and when and where such studies were conducted.

8. On page 5, you disclose that data from the Japanese studies "demonstrated an average objective response rate of 29%. Additionally, data from the 249 patients treated with pritumumab also suggests a manageable and predictable safety profile." Please expand your disclosure to discuss the following in detail:

- the definition of "objective response;"
- how such objective responses were measured in patients; and
- the specific safety results observed, including disclosure of the number of adverse and serious adverse events observed and whether they were determined to be related to treatment.

9. Please describe your future development timeline for pritumumab in greater detail. For example, disclose approximately when in the next 12 months you plan to file your initial investigational new drug (IND) application with the FDA for Pritumumab and disclose approximately when you intend to initiate your Phase I/II trials in the U.S.

10. We note you only discuss the development plan for pritumumab, which you describe as your lead drug candidate. If you do not plan to actively develop KK-1 for the foreseeable future, you should disclose this fact when you first mention acquiring rights to KK-1 on page 4 and explain why.

Advantages of Pritumumab, page 7

11. Please expand the discussion to address any disadvantages of pritumumab over existing treatments.

Development Plan, page 7

12. In this section, you disclose that in the next 12 to 18 months you plan to conduct 2 trials to investigate the efficacy of pritumumab in patients with brain tumors and in patients with lung and breast cancers. Please revise your disclosure to clarify, if true, that you will need to first conduct clinical trials in the U.S. that are primarily designed to demonstrate safety and tolerability prior to conducting clinical trials that are primarily designed to assess efficacy.

13. Please expand the discussion to state the anticipated cost of the additional US-based clinical trials and the extent to which you will require any additional financing.

Intellectual Property, page 8

14. Please revise your disclosure to unambiguously indicate that you license only 3 issued U.S. and world patents and one pending U.S. patent application. As 10 of your licensed patents have expired and were not renewed, it is not appropriate for your disclosure to claim them as issued patents in this section.

15. Please provide more disclosure as to each of your 3 licensed patents. Specifically, please disclose the following:

- the specific intellectual property covered (e.g., aspects of pritumumab or KK-1) under each patent;
- the jurisdiction applicable to each patent;
- the type of protection afforded by each patent (e.g., composition of matter, method of use, etc.); and
- the expiration date of each patent.

Employees, page 21

16. We note you currently have 4 part-time consultants. Please clarify whether these consultants are in addition to your four officers and directors. In addition, please expand the discussion to state the amount of time your officers and directors devote to your business activities.

Properties, page 21

17. Please reconcile the statement here that your office space is provided by your CFO at no charge with the statement under "Properties" on page 42 that you currently lease your office space for a monthly cash payment.

Item 1A. Risk Factors

18. Please add a risk factor describing the risks relating to your intellectual property position and patent protection for pritumumab. Include the fact that you have 3 issued patents and disclose the material details relating to those patents, including the expiration dates.

19. If your license relating to pritumumab is in any way terminable, revocable, and/or tied to a specific term, you should add a risk factor describing the risks relating to the underlying license agreement. Include a discussion of the ways in which you could lose the license to develop, manufacture, and market the product candidate.

20. Please add a risk factor that is specific to the risks relating to the FDA's regulatory and approval process for your product candidates. The risk factor should explain what you will be required to prove to the FDA before receiving approval, and you should disclose that you may never receive such approval. The risk factor should also specifically disclose that you have not yet initiated any of your own clinical trials for pritumumab, nor have you filed an investigational new drug (IND) application, which will be required before you may commence human clinical trials in the U.S.

21. Please add a risk factor describing the risks that will result from your registration under Section 10-12(g) of the Exchange Act. The risk factor should include a discussion of the new reporting requirements with which you will have to comply under the federal securities laws and should discuss increased compliance costs associated with being a public company.

22. If applicable, please add risk factors addressing the extent to which you may be dependent upon third parties to plan, conduct and monitor your preclinical and clinical studies and upon contract manufacturers to manufacture your drug candidates.

23. Please add a risk factor relating to your dependence on the capabilities and experience of any key executives.

24. Please add a risk factor describing the risk of product liability claims.

"We have a limited operating history…," page 22

25. Please disclose in this risk factor your total accumulated deficit to date.

"The Company's stock price may be volatile…," page 24

26. Please disclose in this risk factor that your common stock is currently quoted on the OTC Pink Tier and describe any related risks specific to the pink sheets.

Statements of Stockholders' Deficit, page 30

27. Tell us how you determined the fair value of $101,000 for the 101,000 shares of common stock issued for liabilities ($1 per share compared to common stock issued for cash of $0.10 per share).

Statements of Cash Flows, page 31

28. Please explain to us how your operations, in the years ended March 31, 2014 and 2013 and in the six months ended September 30, 2013, provided cash when you reported net losses and no revenues or revise the statement as necessary.

29. Confirm that the additions to intangible assets of $19,085, $49,599 and $48,150 were paid in cash or revise the statement as necessary to show these amounts as non-cash investing activities.

Notes to Consolidated Financial Statements
Note 1 – Organization and Nature of Operations, page 32

30. Your disclosure regarding the nature of the legal entities, the identity of the "Registrant," and two "reverse mergers" is confusing. You initially state, in the first paragraph, that "Nascent Biotech, Inc. (the 'Company') was incorporated on March 3, 2014 under the laws of the State of Nevada. On March 21, 2014 the Company entered into a reverse merger with Nascent Biologics, Inc." We have the following comments:

- By calling Nascent Biotech, Inc. (incorporated on March 3, 2014) the "Company" (see above), the reader would assume that this entity is the "Registrant." Yet in the second paragraph you state, "On July 15, 2014 the Company entered into a reverse merger with Jin-En Group International Holding Company. The Company issued 7,500,200 shares of its common stock for all the outstanding shares of Nascent Biotech, Inc.," and the last sentence of this paragraph states, "The Company changed its name to Nascent Biotech, Inc." Since you already stated above that "Nascent Biotech, Inc. was (the "Company"), please tell us what entity you are referring to as (the "Company") in this paragraph. Revise your disclosure as necessary.

- Please consider providing an "Organization Chart" in your next amendment that identifies all entities, the nature of their businesses and their ownership as the reverse mergers occur on March 21, 2014 and July 15, 2014. Provide disclosure of the business purpose and benefits each acquired entity provides to the consolidated company. Refer to ASC 805-10-50-2d.

- Please tell us, citing specific authoritative literature, your basis for excluding pro forma financial information, separately for each of the two reverse mergers, in accordance with Article 8-05 of Regulation S-X.

- Please tell us, citing specific authoritative literature, your basis for excluding separate audited financial statements of Jin-En Group International Holding Company and Nascent Biologics, Inc. for the two years ending March 31, 2014 and unaudited interim financial statements through the dates of the mergers. Refer to Articles 8-02 and 8-04 of Regulation S-X.

Note 2 – Significant Accounting Policies
Intangible Assets, page 33

31. On page 8 you state that "Out of the 13 granted patents, only three are still within issuance as 10 patents expired and were not renewed." Please explain how there would be no impairment recognized on the 10 expired patents. Also explain why it appears the intangible asset is not being amortized.

Note 5 – Related Party Transactions, page 35

32. You state that "During the year ended March 31, 2014, the Company issued an aggregate of 4,211,500 common shares for the extinguishment of related party liabilities totaling $885,832. This resulted in a loss on the extinguishment of related party liabilities of $1,284,558." Please address the following:

- How you determined the fair value of the common stock issued of $2.2 million;

- Disclose why stock with a fair value of $2.2 million was issued to satisfy a debt of $886,000;

- Disclose who the stock was issued to as required by ASC 850-10-50-1 (nature of the relationship.) We note the disclosure on page 47 regarding common stock issued to Mr. Glassy for accrued salaries;

- If the common stock was issued to Mr. Glassy for salary, why the expense of $1.3 million should not be classified as general and administrative expense rather than loss on the extinguishment of liabilities.

Note 6 – License liability, page 36

33. We have the following comments related to your License Agreement and related License Liability:

- It appears that you are delinquent in making your annual payments of $333,000 and that the unpaid balance of $1,466,317, as of September 30, 2014, is required to be paid off by January 1, 2015. Please add disclosure including the date of signing the license agreement, amount of delinquency and whether you are in default under the License Agreement, the R&D products ("base technology") you are developing under the License Agreement, termination possibilities and discussions including your plan to bring the payments current, a table of your expected annual payments to be made until the liability is paid off and how you will obtain the funds.

- It appears you are recognizing each installment as it is due and we assume that each $333,000 installment was expensed as general and administrative expense. Confirm if our understanding is correct and provide your basis for not recognizing the $2 million at the inception of the license agreement. Also explain why the amounts due under the license agreement would not be classified as research and development expense.

Note 7 – Common stock, page 36

34. Disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed related to the $92,415 for Nascent Biotech and $19,000 for Jin-En. Refer to ASC 805-20-50-1c.

35. You state in a press release dated July 29, 2014 related to the merger of Jin-En and Nascent Biologics, "The acquisition is a change in control and Jin-En's previous business operations has been assigned to certain shareholders of Jin-En in exchange for the return of certain shares of the Company's previously issued shares." Please tell us if the 15 million common shares which were cancelled relate to the assigning of the previous business operations and revise your disclosure as necessary. Provide us the authoritative literature you are relying on for your accounting for the cancellation of 15 million shares of common stock.

Management's Discussion and Analysis
Results of Operations, page 38

36. Please disclose in greater detail what general and administrative expenses are attributable to for each period discussed in this section. For example, you disclose that the increase for the six months ended September 30, 2014 is due to increased spending to begin the development of the research program leading to clinical studies in 2015. Please discuss what these and any other preparatory activities entailed.

Liquidity and Capital Resources, page 39

37. You should disclose in this section how long you expect you can continue operations with your current cash and cash equivalents.

Item 5. Directors and Executive Officers, page 43

38. Please disclose Dr. Glassy's specific position and describe his related responsibilities at Nascent Biologics, Inc. from July 2008 until the consummation of the exchange agreement. If Dr. Glassy was the sole employee of Nascent Biologics until the merger, so state.

Item 6. Executive Compensation, page 47

39. We note your disclosure that you have no compensatory plans or arrangements that would require any payments resulting from resignation, termination, change of control, etc. Please tell us whether you otherwise have any employment agreements with any of your officers, whether formal or informal. If you do, you should file them as exhibits and describe their material terms in this section.

Item 7. Certain Relationships and Related Party Transactions, page 48

40. We note your statement regarding your disclosure obligations for "any future related party transaction." Please note that Item 404 of Regulation S-K also requires disclosure regarding transactions since the beginning of the registrant's last fiscal year. You should disclose all of the information required by Item 404 for any qualifying transactions since the beginning of this fiscal year.

Item 10. Recent Sales of Unregistered Securities

41. Please provide all of the information required by Item 701 of Regulation S-K for the private placements described in this section. You should include the date of sale, identification of the person or class of person to whom the securities were sold, the section of the Securities Act under which the exemption from registration was claimed, and a brief statement of the facts relied upon to make the exemption available.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 49

42. Please disclose the tier of the OTC Market on which your common stock is quoted (i.e., the Pink Tier). Please ensure that your disclosure on this point is consistent throughout the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Claudia McDowell, Esq.